Exhibit 99.3

Limited Review Report – Consolidated Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited Group comprising Dr. Reddy’s Laboratories Limited (the ‘Company’) comprising its subsidiaries (together referred to as ‘the Group’), and its joint ventures, for the quarter ended September 30, 2017 and year to date from April 01, 2017 to September 30, 2017 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, Interim Financial Reporting (Ind AS 34) prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to issue express a conclusion on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ Kaustav Ghose
per Kaustav Ghose Partner Membership No.: 57828 Place: Hyderabad Date: October 31, 2017

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2017

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2017	30.06.2017	30.09.2016	30.09.2017	30.09.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	34,905	32,489	35,287	67,394	67,144	138,663
	b) License fees and service income	555	670	570	1,225	1,058	2,146
	c) Other operating income	138	173	306	311	408	1,152

	Total revenue from operations	35,598	33,332	36,163	68,930	68,610	141,961

2	Other income	316	380	438	696	1,108	1,715

3	Total income (1 + 2)	35,914	33,712	36,601	69,626	69,718	143,676

4	Expenses
	a) Cost of materials consumed	6,078	6,548	5,837	12,626	11,912	21,930
	b) Purchase of traded goods	3,308	2,799	3,223	6,107	6,505	13,752
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	983	245	(386)	1,228	(2,179)	(1,233)
	d) Employee benefits expense	7,890	8,073	8,161	15,963	16,211	31,068
	e) Selling expenses	3,028	3,264	3,549	6,292	6,817	12,934
	f) Depreciation and amortisation expense	2,702	2,592	2,622	5,294	5,058	10,266
	g) Finance costs	223	215	126	438	274	634
	h) Other expenditure	7,617	9,171	9,509	16,788	19,172	38,788

	Total expenses	31,829	32,907	32,641	64,736	63,770	128,139

5	Profit before tax (3 - 4)	4,085	805	3,960	4,890	5,948	15,537

6	Tax expense:
	a) Current tax	615	301	1,028	916	2,296	3,096
	b) Deferred tax	508	(64)	(72)	444	(814)	(131)

7	Net profit for the period / year (5 - 6)	2,962	568	3,004	3,530	4,466	12,572

8	Share of profit of equity accounted investees, net of tax	92	98	85	190	158	349

9	Net profit after taxes and share of profit of associates (7 + 8)	3,054	666	3,089	3,720	4,624	12,921

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(680)	(1,594)	1,722	(2,274)	1,719	1,930
	(ii) Income tax relating to items that will not be reclassified subsequently to profit or loss	165	379	(334)	544	(334)	(404)
	b) (i) Items that will be reclassified subsequently to profit or loss	(126)	20	317	(106)	448	1,279
	(ii) Income tax relating to items that will be reclassified subsequently to profit or loss	46	(58)	(59)	(12)	(40)	136
	Total other comprehensive income	(595)	(1,253)	1,646	(1,848)	1,793	2,941

11	Total comprehensive income (9 + 10)	2,459	(587)	4,735	1,872	6,417	15,862

12	Paid-up equity share capital (face value Rs. 5/- each)	829	829	829	829	829	829

13	Reserves						121,792

14	Earnings per equity share (face value Rs.5/- each)

	Basic	18.42	4.02	18.64	22.44	27.59	77.53
	Diluted	18.39	4.01	18.59	22.39	27.52	77.37
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2017

Segment Information					All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2017	30.06.2017	30.09.2016	30.09.2017	30.09.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	7,210	5,972	7,538	13,182	13,865	27,832
	b) Global Generics	28,672	27,482	29,193	56,154	55,853	115,736
	c) Proprietary Products	728	539	588	1,267	1,211	2,783
	d) Others	444	578	498	1,022	897	1,791
	Total	37,054	34,571	37,817	71,625	71,826	148,142

	Less: Inter-segment revenue	1,456	1,239	1,654	2,695	3,216	6,181
	Add: Other un-allocable income	-	-	-	-	-	-
	Total revenue from operations	35,598	33,332	36,163	68,930	68,610	141,961

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,125	533	1,278	1,658	2,417	4,497
	b) Global Generics	16,936	15,836	18,067	32,772	34,406	71,079
	c) Proprietary Products	633	418	507	1,051	1,032	1,951
	d) Others	225	310	252	535	435	853
	Total	18,919	17,097	20,104	36,016	38,290	78,380

	Less: Other un-allocable expenditure / (income), net	14,834	16,292	16,144	31,126	32,342	62,843
	Total profit before tax	4,085	805	3,960	4,890	5,948	15,537

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2	Post implementation of Goods and Services Tax (“GST”) with effect from 1 July 2017, revenue from operations is disclosed net of GST. Revenue from operations for the earlier periods included excise duty which is now subsumed in the GST. Revenue from operations for the half year ended 30 September 2017 includes excise duty upto 30 June 2017. Accordingly, revenue from operations for the quarter and half year ended 30 September 2017 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. We have received Establishment Inspection report from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.

4	On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, during the quarter ended 30 September 2016, an amount of Rs. 344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under “selling expenses”.

5	The unaudited results were reviewed by the Audit Committee of the Board on 30 October 2017 and approved by the Board of Directors of the Company at their meeting held on 31 October 2017.

6	The results for the quarter and half year ended 30 September 2017 were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2017

7	Consolidated Balance Sheet	All amounts in Indian Rupees millions
	As at	As at
Particulars	30.09.2017	31.03.2017
	(Unaudited)	(Audited)

ASSETS
Non-current assets
Property, plant and equipment	50,839	50,281
Capital work-in-progress	5,881	6,095
Goodwill	5,150	4,763
Other intangible assets	14,694	14,263
Intangible assets under development	27,670	27,150
Investment in joint ventures	1,857	1,603
Financial assets
Investments	2,960	5,223
Trade receivables	217	210
Other financial assets	826	829
Deferred tax assets (net)	6,598	6,784
Tax assets (net)	3,697	3,388
Other non-current assets	1,210	739
Total non-current assets	121,599	121,328
Current assets
Inventories	26,998	28,528
Financial assets
Investments	14,333	14,271
Trade receivables	42,092	37,986
Derivative instruments	173	264
Cash and cash equivalents	2,460	3,865
Other financial assets	855	1,432
Other current assets	12,226	10,491
Total current assets	99,137	96,837
TOTAL ASSETS	220,736	218,165

EQUITY AND LIABILITIES
Equity
Equity share capital	829	829
Other equity	119,870	121,792
Total equity	120,699	122,621
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	24,952	5,449
Other financial liabilities	187	183
Long term provisions	740	842
Deferred tax liabilities (net)	1,311	1,620
Other non-current liabilities	3,184	3,251
Total non-current liabilities	30,374	11,345

Current liabilities
Financial liabilities
Borrowings	28,639	43,626
Trade payables	11,063	10,569
Other financial liabilities	19,623	18,750
Liabilities for current tax (net)	1,702	1,482
Provisions	4,692	5,125
Other current liabilities	3,944	4,647

Total current liabilities	69,663	84,199
TOTAL EQUITY AND LIABILITIES	220,736	218,165

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 31 October 2017	Co-Chairman & Chief Executive Officer